Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 2, 2017

2017 ANNUAL GENERAL MEETING This document is important and requires your immediate attention If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, DFFRXQWDQW RU RWKHU LQGHSHQGHQW ÞQDQFLDO DGYLVHU ,I \RX KDYH VROG RU RWKHUZLVH WUDQVIHUUHG DOO \RXU VKDUHV LQ WKH company, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, EDQN RU RWKHU DJHQW WKURXJK ZKRP WKH VDOH RU WUDQVIHU ZDV HIIHFWHG IRU WUDQVPLVVLRQ WR WKH SXUFKDVHU RU WUDQVIHUHH AGM details Wednesday, 26 April 2017 London, United Kingdom Sydney, Australia 6WDUWV 8 45DP (/RQGRQ WLPH) RU 6WDUWV 5 45SP (6\GQH\ WLPH) RU DV as soon as the Extraordinary soon as the Extraordinary General General Meeting is concluded or Meeting is concluded or adjourned adjourned 6KDQJUL-/D +RWHO, 201 %LVKRSVJDWH, /RQGRQ, 176 Cumberland Street, EC2M 3AE The Rocks, Sydney NSW 2000 This booklet contains: • ,QIRUPDWLRQ DERXW ZKR PD\ YRWH DW WKH PHHWLQJ, DQG KRZ WKH\ PD\ YRWH (SDJHV 2 DQG 3) • The formal Notice of Annual General Meeting containing the resolutions to EH SURSRVHG DW WKH PHHWLQJ (SDJHV 5 DQG 6) • ([SODQDWRU\ 1RWHV ZKLFK VHW RXW DQ H[SODQDWLRQ RI WKH EXVLQHVV WR EH FRQGXFWHG DW WKH PHHWLQJ (SDJHV 8 WR 11) • 0DSV RI WKH PHHWLQJ ORFDWLRQV (SDJH 12) Need Help? ,I \RX KDYH DQ\ TXHVWLRQV, \RX FDQ SKRQH WKH 6KDUHKROGHU ,QIRUPDWLRQ /LQH RQ: United Kingdom Australia New Zealand 01534 281842 1300 137 981 0800 888 017 +HQGHUVRQ *URXS SOF, 47 (VSODQDGH, 6W +HOLHU, -HUVH\, -(1 0%' &RPSDQ\ UHJLVWUDWLRQ QXPEHU: 101484 ABN: 67 133 992 766

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Voting information for holders of ordinary shares other than CDI holders

Who can vote at the meeting?

Only those members entered in the register of members of Henderson Group as at 6.00pm (London time) on Monday, 24 April 2017 or, if the AGM is adjourned, in the register of members at 6.00pm on the day which is two business days before the date of the adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

How can you vote at the meeting?

You may attend the AGM in person or appoint either one or more persons as proxies (who need not be a member of Henderson Group) to attend, speak and vote on your behalf. If you wish to appoint more than one proxy, please copy the enclosed Proxy Form.

Who can be a proxy?

You may appoint anyone as your proxy, including the Chairman of the meeting. A proxy need not be a shareholder of Henderson Group.

What happens if you appoint more than one proxy?

A member may appoint more than one proxy provided each proxy is appointed to exercise the rights attached to a different share or shares. If you appoint more than one proxy, then on each Proxy Form you must specify the number of shares for which each proxy is appointed. If you appoint more than one proxy, each proxy will be entitled to vote on a show of hands (when they will have one vote) and on a poll (when each proxy will have one vote for every share to which their appointment relates, except in the case of a proxy appointed by the Depositary Nominee).

How do you submit your proxy instructions?

- **By internet** via the Henderson Group website at www.henderson.com/AGM2017. To use this facility, you will need your Control Number, unique PIN and your Shareholder Reference Number (SRN). These numbers are shown on your Proxy Form, email bulletin or Notice of Annual General Meeting and Annual Report. We will assume you have signed the Proxy Form if you lodge it in accordance with the instructions on the website;
- **By mail** to the Henderson Group Share Registry, using the enclosed reply-paid envelope or by posting it to: Henderson Group Share Registry, Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or
- **By CREST** message. If you are a CREST system user (including a CREST personal member) you can submit proxy instructions by having an appropriate CREST message transmitted. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual. Henderson Group may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

What is the latest time for receiving your proxy?

The latest time for receipt of Proxy Forms sent by mail, by CREST message and proxy instructions submitted via the internet is 8.45am (London time) on Monday, 24 April 2017. If your proxy instructions (and any supporting documents) are not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney or other authority?

Proxy instructions given under authority on behalf of a holder of ordinary shares must be submitted by mailing a Proxy Form. If the Proxy Form is signed under a power of attorney or other authority on behalf of a shareholder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Henderson Group's Share Registry so as to arrive no later than 8.45am (London time) on Monday, 24 April 2017 unless it has been previously lodged with Henderson Group.

How does a shareholder that is a UK company execute the Proxy Form?

If the holder of ordinary shares submitting proxy instructions is a UK company, then it must execute the Proxy Form in one of the following ways:

- By having two directors or a director and a secretary of the company sign the Proxy Form;
- By having a director of the company sign in the presence of a witness who attests the signature;
- By having a duly authorised officer or attorney sign the Proxy Form (in which case the shareholder must send with the Proxy Form the original, or a certified copy, of the document authorising the attorney or representative); or
- If the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

Your proxy can decide whether or not to attend the AGM and, if he or she attends, can decide whether or not to vote. Therefore, you should nominate someone you can trust.

Can a proxy vote in favour or against, as he or she wishes?

If a proxy decides to attend the AGM, and the holder of ordinary shares directs the proxy how to vote on an item of business, then the proxy should only vote on that item of business in the way the holder of ordinary shares directed. Or, if the holder of ordinary shares does not direct the proxy how to vote on an item of business, then the proxy may vote in favour, against or abstain on that item.

The proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the meeting including amendments to any resolution, and at any adjourned meeting.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a holder of ordinary shares appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, his current intention is to vote in favour of each of the proposed resolutions. The Chairman's intention necessarily expresses his intention at the date the Notice of Annual General Meeting was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman's intention may change subsequently.

Persons nominated to receive information rights

The proxy rights set out above do not apply to persons nominated by a shareholder to receive information rights pursuant to Article 80 of the Company's Articles of Association. Persons nominated to receive information rights under Article 80 that have been sent this Notice of Annual General Meeting are hereby informed that they may have the right under an agreement with the registered shareholder by whom they were nominated to be appointed, or to have someone else appointed, as a proxy for the AGM. If they do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the registered shareholder as to the exercise of voting rights. Nominated persons should contact the registered shareholder who nominated them in respect of these arrangements.

Henderson Group plc Notice of Annual General Meeting 2017

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VOTING INFORMATION
NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES

Voting information for CDI holders

Who can vote at the meeting?

Only those CDI holders entered in the register of CDI holders of Henderson Group as at 5.45pm (Sydney time) on Monday, 24 April 2017 or, if the AGM is adjourned, in the register of CDI holders 48 hours before the time of any adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (CDN) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI holders after that time shall be disregarded in determining the rights of any CDI holders to provide voting instructions to CDN in regard to this meeting.

How can you exercise your voting rights?

You can exercise your voting rights by directing CDN how to vote on each of the resolutions in respect of your CDIs. If instead you wish to attend the AGM (or you would like someone else to attend on your behalf), you can exercise your voting rights by submitting instructions to CDN to appoint you or your representative as proxy. Your representative can be the Chairman. You can direct your representative how to vote on each of the resolutions in respect of your CDIs at the meeting.

Who can be proxy?

You may instruct CDN to appoint yourself or any other person (including the Chairman of the meeting) as its proxy in respect of your CDIs. A proxy need not be a shareholder of Henderson Group.

How do you submit your voting instructions?

- **By internet** via the Henderson Group website at www.henderson.com/AGM2017. To use this facility you will need your Shareholder Reference Number, which is shown on your Voting Instruction Form, and your registered post code or country of residence if outside Australia. We will assume you have signed the Voting Instruction Form if you lodge it in accordance with the instructions on the website;
- **By mail** by sending the Voting Instruction Form enclosed to Computershare Investor Services Pty Limited, using the enclosed reply-paid envelope or by posting it to Computershare Investor Services Pty Limited, GPO Box 4578, Melbourne, VIC 3001, Australia; or Private Bag 92119, Auckland 1142, New Zealand; or
- **By facsimile** by faxing the Voting Instruction form enclosed to 03 9473 2555 in Australia or 09 488 8787 in New Zealand.

What is the last date for submitting your voting instructions or instructing CDN to appoint a proxy on your behalf?

If you are directing CDN to vote on your behalf, the latest time for receipt of Voting Instruction Forms (and any necessary supporting documents) via post or by fax or voting instructions by internet, is 5.45pm (Sydney time) on Monday, 24 April 2017.

If you are directing CDN to appoint you, the Chairman or someone else as proxy in relation to your CDIs, the latest time for receipt of Voting Instruction Forms (and any necessary supporting documents) via post or by fax or voting instructions by internet is 5.45pm (Sydney time) on Monday, 24 April 2017.

If your Voting Instruction Form (and any necessary supporting documents) is not received by then, your proxy appointment will not be effective.

What if voting instructions are submitted under a power of attorney or other authority?

Voting instructions given under authority on behalf of a CDI holder must be submitted by mailing or faxing the Voting Instructions Form. If the Voting Instruction Form is signed under a power of attorney or other authority on behalf of a CDI holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Computershare Investor Services Pty Limited so as to arrive by the date specified on the form unless it has previously been lodged with Computershare Investor Services Pty Ltd or Henderson Group.

How does a CDI holder that is an Australian or New Zealand company execute the Voting Instruction Form?

If the CDI holder executing voting instructions is an Australian or New Zealand company, then it must execute a Voting Instruction Form in one of the following ways:

- By having two directors or a director and a secretary of the company sign the Voting Instruction Form;
- If the company has one director who is also the company secretary of the company (or the company does not have a secretary), by having that director sign it;
- By having a duly authorised officer or attorney sign the Voting Instruction Form (in which case the CDI holder must send with the Voting Instruction Form the original, or a certified copy, of the document authorising the attorney or representative); or
- If the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

Your proxy can decide whether or not to attend the AGM and, if he or she attends, can decide whether or not to vote. Therefore, you should nominate someone you can trust.

Can a proxy vote in favour or against, as he or she wishes?

If a proxy decides to attend the AGM, and the CDI holder directs the proxy how to vote on an item of business, then the proxy should only vote on that item of business in the way the CDI holder directed. Or, if the CDI holder does not direct the proxy how to vote on an item of business, then the proxy may vote in favour, against or abstain on that item.

The proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the meeting including amendments to any resolution, and at any adjourned meeting.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a CDI holder instructs CDN to appoint the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as a proxy on a poll, his current intention is to vote in favour of each of the proposed resolutions. The Chairman's intention necessarily expresses his intention at the date the Notice of Annual General Meeting was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman's intention may change subsequently.

Henderson Group plc Notice of Annual General Meeting 2017

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Letter from the Chairman

Dear Shareholder

I would like to invite you to the 2017 Annual General Meeting (AGM) of Henderson Group plc (Henderson Group).

The AGM will take place on Wednesday, 26 April 2017 in London, with a simultaneous broadcast to a venue in Sydney. The details of the venues are set out on pages 1, 5 and 12. If you cannot attend the AGM, you can listen to the meeting via our website www.henderson.com/AGM2017.

Please be advised that a separate Extraordinary General Meeting (EGM) is scheduled to take place immediately before the AGM at 8.30am (London time) and 5.30pm (Sydney time) on Wednesday, 26 April 2017 to consider and approve the proposed merger of Henderson Group and Janus Capital Group Inc., as announced on Monday, 3 October 2016. A separate Circular and Notice of Extraordinary General Meeting will be sent to shareholders shortly, which will provide information on the proposed merger and set out the specific resolutions on which shareholders will be asked to vote.

This document contains resolutions that are typically dealt with at our AGM and accompanying notes that provide an explanation of the business to be conducted at the AGM. In addition, although all Directors will be seeking reappointment at the AGM in accordance with the UK Corporate Governance Code, a number of changes to the Board are expected to take effect on Completion (as defined in the Notice of Extraordinary General Meeting). Further details will be included in the Circular and Notice of Extraordinary General Meeting in relation to the merger, which will be published in due course. You should read the entire document before deciding how to vote.

Voting procedures

If you would like to vote, you may do so:

- By attending and voting at the AGM on Wednesday, 26 April 2017. If you are a CDI holder and wish to attend the AGM, please read the voting instructions on page 3; or
- By appointing someone as your proxy to attend and vote for you at the AGM. To appoint someone, use either the enclosed Proxy Form/CDI Voting Instruction Form or go to the Henderson Group website at www.henderson.com/AGM2017 to appoint someone online. Instructions about how to complete the form are set out on the front of the Proxy Form and the back of the CDI Voting Instruction Form.

There are different voting procedures depending on whether you hold your shares on the London Stock Exchange or if you have CDIs quoted on the Australian Securities Exchange. Please read the voting instructions on pages 2 and 3 carefully to ensure you are aware of the arrangements affecting you.

Your Proxy Form or CDI Voting Instruction Form (either online or in paper form) needs to be lodged so that it reaches Henderson Group's Share Registry by the time and date specified on your form.

The Board considers all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole, and recommends that you vote **FOR** all the resolutions at the AGM.

Yours sincerely

Richard Gillingwater
Chairman
8 February 2017

Henderson Group plc Notice of Annual General Meeting 2017

5

VOTING INFORMATION
NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES

Notice of Annual General Meeting

The Annual General Meeting (AGM) of shareholders of Henderson Group plc (the Company) will be held on Wednesday, 26 April 2017 at 201 Bishopsgate, London, EC2M 3AE at 8.45am (London time) and simultaneously broadcast to Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000, Australia at 5.45pm (Sydney time) or as soon as the Extraordinary General Meeting is concluded or adjourned.

Items of Business

Resolutions 1 to 15 set out below will be proposed as ordinary resolutions. An ordinary resolution will be passed if more than 50% of the votes cast are in favour. Resolutions 16 to 19 will be proposed as special resolutions and will be passed if two-thirds or more of the votes are cast in favour.

Resolution 1: Annual Report and Accounts

To receive the Annual Report and Accounts of the Company for the financial year ended 31 December 2016 and the reports of the Directors and Auditors thereon.

Resolution 2: Directors' Remuneration Report

To approve the Directors' Remuneration Report for the financial year ended 31 December 2016 as set out in the Annual Report and Accounts on pages 67 to 84.

Resolution 3: Dividend

To declare a final dividend for the financial year ended 31 December 2016 of 7.30 pence per ordinary share of the Company, as recommended by the Directors, such dividend to be due and payable on 19 May 2017.

Resolution 4: Reappointment of Existing Director

To reappoint Ms S F Arkle as a Director of the Company.

Resolution 5: Reappointment of Existing Director

To reappoint Ms K Desai as a Director of the Company.

Resolution 6: Reappointment of Existing Director

To reappoint Mr K C Dolan as a Director of the Company.

Resolution 7: Reappointment of Existing Director

To reappoint Mr A J Formica as a Director of the Company.

Resolution 8: Reappointment of Existing Director

To reappoint Mr R D Gillingwater as a Director of the Company.

Resolution 9: Reappointment of Existing Director

To reappoint Mr T F How as a Director of the Company.

Resolution 10: Reappointment of Existing Director

To reappoint Mr R C H Jeens as a Director of the Company.

Resolution 11: Reappointment of Existing Director

To reappoint Ms A C Seymour-Jackson as a Director of the Company.

Resolution 12: Reappointment of Existing Director

To reappoint Mr R M J Thompson as a Director of the Company.

Resolution 13: Reappointment of Existing Director

To reappoint Mr P C Wagstaff as a Director of the Company.

Resolution 14: Reappointment of the Auditors

To reappoint PricewaterhouseCoopers LLP as Auditors to the Company.

Resolution 15: Remuneration of the Auditors

To authorise the Directors to agree the remuneration of the Auditors.

Resolution 16: Authority to purchase own shares

That, subject to and with effect from completion of the merger of the Company, through its wholly-owned subsidiary, Horizon Orbit Corp., with Janus Capital Group Inc. (the Merger), pursuant to Article 57 of the Companies (Jersey) Law 1991, the Company be and is hereby generally and unconditionally authorised to make purchases on a stock exchange of its ordinary shares, subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased is the number which is equal to 10% of the issued share capital of the Company at completion of the Merger, minus the number of shares purchased pursuant to Resolution 17 and the number of underlying shares represented by CDIs that are purchased pursuant to Resolution 18;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to the nominal value of an ordinary share;

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount which is equal to 105% of the average of closing prices for ordinary shares over the previous five days on which sales of ordinary shares were recorded on the New York Stock Exchange;

(d) this authority shall expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier;

(e) a contract to purchase shares under this authority may be made before this authority expires, and concluded in whole or in part after this authority expires; and

(f) pursuant to Article 58A of the Companies (Jersey) Law 1991, the Company may hold as treasury shares any ordinary shares of the Company purchased pursuant to the authority conferred in this Resolution.

Resolution 17: Contingent Purchase Contract

That, subject to and with effect from completion of the Merger, the Company be and is hereby generally and unconditionally authorised (pursuant to Article 57 of the Companies (Jersey) Law 1991) to enter into a contingent purchase contract between the Company and Merrill Lynch International and Merrill Lynch Equities (Australia) Limited (together, Merrill Lynch) as identified in the contract (a draft of which is produced to the meeting and initialled by the Chairman for the purposes of identification) (CP Contract), providing for the purchase by the Company of ordinary shares each converted from CHESS Depositary Interests (CDIs) substantially on the terms set out in the CP Contract and to purchase ordinary shares pursuant to such CP Contract subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased under the CP Contract is the number which is equal to 10% of the issued share capital of the Company at completion of the Merger, minus the number of shares purchased pursuant to Resolution 16 and the number of underlying shares represented by CDIs that are purchased pursuant to Resolution 18;

Henderson Group plc Notice of Annual General Meeting 2017

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Notice of Annual General Meeting
continued

(b) the minimum price (exclusive of expenses) which may be paid by Merrill Lynch for each CDI is the Australian dollar equivalent of the nominal value of an ordinary share;

(c) the maximum price (exclusive of expenses) which may be paid by Merrill Lynch for each CDI is an amount which is equal to 105% of the average of closing prices for CDIs over the previous five days on which sales of CDIs were recorded on the Australian Securities Exchange;

(d) the price to be paid by the Company for such ordinary shares is the price paid by Merrill Lynch for the relevant CDI plus any stamp duty, stamp duty reserve tax, or other applicable transfer tax relating to CDIs purchased by Merrill Lynch;

(e) this authority shall expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier; and

(f) pursuant to Article 58A of the Companies (Jersey) Law 1991, the Company may hold as treasury shares any ordinary shares of the Company purchased pursuant to the authority conferred in this Resolution.

Resolution 18: Authority to purchase own CDIs

That, subject to and with effect from completion of the Merger, the Company be and is hereby generally and unconditionally authorised (pursuant to Article 57 of the Companies (Jersey) Law 1991) to make purchases on a stock exchange of its CDIs, subject to the following conditions:

(a) the maximum number of CDIs authorised to be purchased is the number which is equal to 10% of the issued share capital of the Company at completion of the Merger, minus the number of shares purchased pursuant to Resolutions 16 and 17;

(b) the minimum price (exclusive of expenses) which may be paid for each CDI is the Australian dollar equivalent of the nominal value of an ordinary share;

(c) the maximum price (exclusive of expenses) which may be paid for each CDI is an amount which is equal to 105% of the average of closing prices for CDIs over the previous five days on which sales of CDIs were recorded on the Australian Securities Exchange;

(d) this authority shall expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier;

(e) a contract to purchase CDIs under this authority may be made before this authority expires, and concluded in whole or in part after this authority expires; and

(f) pursuant to Article 58A of the Companies (Jersey) Law 1991, the Company may hold as treasury shares any ordinary shares of the Company purchased by the purchase of CDIs pursuant to the authority conferred in this Resolution.

By Order of the Board

Ms Jacqui Irvine
Company Secretary
8 February 2017
Henderson Group plc
Registered office: 47 Esplanade, St Helier, Jersey, JE1 0BD
Registered in Jersey no. 101484
ABN: 67 133 992 766

Henderson Group plc Notice of Annual General Meeting 2017

7

VOTING INFORMATION
NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES

Notes

Determination of entitlement to attend and vote at the meeting

The Company, pursuant to the Companies (Uncertificated Securities) (Jersey) Order 1999, specifies that only those members entered in the register of members of Henderson Group plc as at 6.00pm (London time) Monday, 24 April 2017 or, if the AGM is adjourned, at 6.00pm on the day which is two business days before the date of the adjourned meeting, shall be entitled to attend and vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

Only those CDI holders entered in the register of CDI holders of Henderson Group plc as at 5.45pm (Sydney time) Monday, 24 April 2017 or, if this meeting is adjourned, in the register of CDI holders 48 hours before the time of any adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (CDN) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI holders after that time shall be disregarded in determining the rights of any CDI holders to provide voting instructions to CDN in regard to the AGM.

Shareholders other than CDI holders should read the voting instructions on page 2 and CDI holders should read the voting instructions on page 3.

Documents available for inspection

The following documents are available for inspection during normal business hours at 47 Esplanade, St Helier, Jersey, JE1 0BD and at 201 Bishopsgate, London, EC2M 3AE from 8 February 2017 until the conclusion of the AGM, and will also be available for inspection at the AGM venue from 8.30am (London time) prior to and during the AGM itself:

(a) copies of the Directors' service contracts or letters of appointment with the Company;

(b) the biographies of all Directors; and

(c) the CP contract referred to in Resolution 17.

Proxies

All shareholders entitled to attend and vote are entitled to appoint a proxy to attend, speak and vote in their place. A member may appoint more than one proxy provided each proxy is appointed to exercise the rights attached to a different share or shares.
A proxy need not be a shareholder of the Company. If a CDI holder wishes to attend the meeting (or would like someone else to attend on their behalf) then instructions must be submitted to CDN to appoint the CDI holder or their representative as a proxy. Please see pages 2 and 3 for further details for holders of ordinary shares and CDI holders respectively.
This right does not apply to persons nominated by a member to receive information rights under Article 80 of the Company's Articles of Association (which reflect the provisions of section 146 to 149 (other than section 147(4)) of the UK Companies Act 2006). Persons nominated to receive information rights under Article 80 of the Company's Articles of Association that have been sent this notice of meeting are hereby informed that they may have the right under an agreement with the registered shareholder by whom they were nominated to be appointed, or to have someone else appointed, as a proxy for this meeting. If they have no such right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the member as to the exercise of voting rights. Nominated persons should contact the registered member by whom they were nominated in respect of these arrangements.

Total Voting Rights

As at 14 February 2017 (being the last practicable date prior to the publication of this notice) the Company's issued share capital consists of 1,131,842,109 ordinary shares of 12.5 pence, carrying one vote each. The Company held no ordinary shares in treasury at 14 February 2017. Therefore, the total voting rights in the Company as at 14 February 2017 were 1,131,842,109.

Members' requests under Article 81 of the Company's Articles of Association

Under Article 81 of the Company's Articles of Association (Article 81), members meeting the threshold requirements set out in that Article have the right to require the Company to publish a statement on a website setting out any matter relating to:

(a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or

(b) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Article 81. Where the Company is required to place a statement on a website pursuant to Article 81, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required pursuant to Article 81 to publish on a website.

Sending documents relating to the meeting to the Company

Any documents or information relating to the proceedings at the meeting may only be sent to the Company in one of the ways set out on pages 2 and 3.

CHESS Depositary Nominee's Financial Services Guide

To obtain a copy of the CHESS Depositary Nominee's Financial Services Guide, go to:

http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131 279 (from Australia) if you would like one sent to you by mail.

Important Information

This document is important. If you are in any doubt as to the action you should take, please contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.

Henderson Group plc Notice of Annual General Meeting 2017

8

Explanatory notes

The information below is an explanation of the business to be considered at the 2017 AGM.

Resolution 1: Annual Report and Accounts

The Directors are required to present the following reports in respect of the financial year ended 31 December 2016 to the meeting:

- The Annual Report and Accounts (which includes the financial statements); and
- The Directors' Report and the Auditors' Report.

Shareholders will be given an opportunity at the meeting to ask questions and make comments on these reports and accounts and on the business, operations and management. At the end of the discussion, shareholders will be invited to vote to receive the reports and the accounts.

Resolution 2: Directors' Remuneration Report

The Annual Report and Accounts contain the Directors' Remuneration Report on pages 67 to 84, which sets out the remuneration arrangements for Executive Directors and Non-Executive Directors for the financial year ending 31 December 2016. The shareholder vote on the Directors' Remuneration Report will be advisory only.

Resolution 3: Dividend

This Resolution seeks authority for the Company to pay a final dividend to shareholders for the financial year ended 31 December 2016, as recommended by the Directors. If approved, the dividend will be paid on 19 May 2017 to all ordinary shareholders who are on the register on 5 May 2017.

Resolutions 4 to 13: Reappointment of existing Directors

In accordance with the UK Corporate Governance Code, all Directors are offering themselves for reappointment. Please note that as part of the proposed merger with Janus Capital Group Inc. and subject to the merger being approved by shareholders at the EGM, a number of changes to the composition of the Board are expected to take effect on Completion. Further details will be included in the Circular and Notice of Extraordinary General Meeting in relation to the merger, which will be published in due course.

Sarah Arkle

Independent Non-Executive Director since September 2012. Chair of the Board Risk Committee and a member of the Audit, Nomination and Remuneration Committees.

Experience

Sarah Arkle was appointed as a Non-Executive Director of Henderson in September 2012. She has been in the financial services industry for over 34 years. She joined Allied Dunbar Asset Management in 1983, which became Threadneedle in 1994. She served as non-executive Vice Chairman of Threadneedle Asset Management Ltd until the end of July 2012 and as Chief Investment Officer until December 2010, a role she held for 10 years. She was instrumental in establishing Threadneedle's investment process and recruiting a number of the firm's senior fund managers. Previously, Ms Arkle worked at the Far Eastern stockbroker W I Carr (Overseas) Limited and was an advisor to the South Yorkshire Pension Fund. She currently serves as a non-executive director of Foreign & Colonial Investment Trust plc and J.P. Morgan Emerging Markets Investment Trust plc and as a member of the Newnham College, Cambridge Investment Committee.

Kalpana Desai

Independent Non-Executive Director since October 2015 and a member of the Audit, Board Risk and Nomination Committees.

Experience

Kalpana Desai was appointed as a Non-Executive Director of Henderson in October 2015. She has over 30 years of international advisory and investment banking experience, primarily gained in the Asia-Pacific region. Until 2013, Ms Desai was Head of Macquarie Capital Asia, the investment banking division of Macquarie Group Limited, headquartered in Australia. Prior to this, she was Head of Asia-Pacific Mergers & Acquisitions, and a Managing Director from 2001 in the Investment Banking Division of Bank of America Merrill Lynch, based in Hong Kong, having joined that firm in 1998. Earlier, Ms Desai worked in the Corporate Finance Divisions of Barclays de Zoete Wedd in London and Hong Kong and at J. Henry Schroder Wagg in London, having started her career in the Financial Services Consulting Division of Coopers & Lybrand in London. She was a member of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from 2007–2014. She currently serves as a non-executive director of Canaccord Genuity Group Inc., headquartered in Canada.

Kevin Dolan

Independent Non-Executive Director since September 2011 and a member of the Board Risk, Nomination and Remuneration Committees.

Experience

Kevin Dolan was appointed as a Non-Executive Director of Henderson in September 2011. Mr Dolan has been in the financial services industry for over 36 years; he has extensive experience in working in large global Investment Management organisations, as well as in M&A transactions, both in Europe and the U.S. He has held various executive positions, including as Chief Executive of the Asset Management Division of Bank of Ireland Group and Chief Executive of Edmond de Rothschild Asset Management. He spent 10 years with the AXA Group, in London, New York and Paris where he served as Chief Executive Officer of AXA Investment Managers Paris, and Global Deputy Chief Executive Officer of AXA Investment Managers. He was Chief Executive of La Fayette Investment Management in London from 2006 until 2009. He is the founding partner of Anafin LLC, and a senior advisor to One Peak Partners.

Andrew Formica

Chief Executive. Executive Director since November 2008.

Experience

Andrew Formica was appointed Executive Director and Chief Executive in November 2008. He has been with Henderson and in the fund management industry since 1998. He has held various senior roles with Henderson and he has been a member of the executive committee since 2004. Prior to being appointed Chief Executive, he served as Joint Managing Director of the Listed Assets business (from September 2006) and as Head of Equities (from September 2004). In the early part of his career, he was an equity manager and analyst for Henderson. Mr Formica was a director of TIAA Henderson Real Estate Limited from April 2014 to July 2015. He is the senior independent director of the board of The Investment Association and has served as a non-executive director of Hammerson plc since November 2015.

Henderson Group plc Notice of Annual General Meeting 2017

9

VOTING INFORMATION
NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES

Richard Gillingwater
Non-Executive Director since February 2013 and Chairman since May 2013. Chairman of the Nomination Committee.

Experience
Richard Gillingwater was appointed a director in February 2013 and as Chairman in May 2013. Mr Gillingwater served as Dean of Cass Business School until 2012. Prior to this, he spent 23 years in investment banking at Kleinwort Benson Group plc, before moving to BZW and, in due course becoming joint Head of Corporate Finance and then latterly Chairman of European Investment Banking at Credit Suisse First Boston (which took over BZW). After banking, he served as Chief Executive and later Chairman of the Shareholder Executive. In his non-executive career, he has been Chairman of CDC Group plc and also a non-executive director of P&O, Debenhams, Homebase, Tomkins, Qinetiq Group, Kidde, Hiscox and Wm Morrison Supermarkets. He is currently the Chairman of SSE plc and a non-executive director of Helical Bar plc.

Tim How
Independent Non-Executive Director since November 2008 and Senior Independent Director since January 2010. Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

Experience
Tim How was appointed as a Non-Executive Director of Henderson in November 2008 and as Senior Independent Director in January 2010. He was Chief Executive of Majestic Wine plc from 1989 until August 2008 and was formerly Managing Director of Bejam Group plc. He was Chairman of Downing Income VCT 4 plc (formerly Framlington AIM VCT plc) until December 2013 and Deputy Chairman of the Peabody Trust and Non-Executive Director of Peabody Capital plc until February 2014. Mr How is Chairman of both Woburn Enterprises Limited and Roys (Wroxham) Ltd. He also currently serves as a non-executive director of Dixons Carphone plc and as senior independent director of the Norfolk and Norwich University Hospitals NHS Foundation Trust.

Robert Jeens
Independent Non-Executive Director since July 2009. Chairman of the Audit Committee and a member of the Nomination and Board Risk Committees.

Experience
Robert Jeens was appointed a Non-Executive Director of Henderson in July 2009. Mr Jeens has extensive experience in financial services, initially as an audit partner in Touche Ross & Co, and subsequently as Finance Director of Kleinwort Benson Group plc and Woolwich plc. His previous non-executive director appointments include serving as the Chairman of nCipher plc and the Deputy Chairman of Hepworth plc. He was a non-executive director of The Royal London Mutual Insurance Society Limited from 2003 until May 2012. He resigned as a non-executive director of TR European Growth Trust plc in June 2014. Mr Jeens currently serves as a non-executive director of J.P. Morgan Russian Securities plc and as Chairman of Allianz Technology Trust plc.

Angela Seymour-Jackson
Independent Non-Executive Director since January 2014 and a member of the Board Risk, Nomination and Remuneration Committees.

Experience
Angela Seymour-Jackson was appointed as a Non-Executive Director of Henderson in January 2014. She has over 20 years' experience in retail financial services. She has held various senior marketing and distribution roles in Norwich Union Insurance, General Accident Insurance, CGU plc and Aviva. She was Chief Executive Officer of RAC Motoring Services Limited from 2010 until 2012 and led its sale to Carlyle. She was Managing Director of the Workplace Solutions Division at Aegon U.K. from 2012 until September 2016. Ms Seymour-Jackson is also a non-executive director of Rentokil Initial plc, esure Group plc and is Deputy Chair and Senior Independent Director at Gocompare.com Group plc, which listed on the LSE on 3 November, 2016. She is also a Senior Advisor to Lloyds Banking Group (insurance).

Roger Thompson
Chief Financial Officer, Executive Director since June 2013.

Experience
Roger Thompson was appointed an Executive Director and Chief Financial Officer of Henderson in June 2013. He joined Henderson from J.P. Morgan Asset Management where he served latterly as Global Chief Operating Officer and was previously Head of U.K. and, prior to that, International CFO. In his 19 year career at J.P. Morgan, Mr Thompson held a broad range of roles and worked internationally, spending time in Tokyo, Singapore and Hong Kong. He has wide-ranging asset management experience, both in the U.K. and internationally.

Phil Wagstaff
Global Head of Distribution, Executive Director since 2016.

Experience
Phil Wagstaff was appointed an Executive Director of Henderson in May 2016. He has over 28 years of experience in the fund management industry and has been the Global Head of Distribution at Henderson since 2012. Prior to this he was Global Head of Distribution at Gartmore Investment Management Limited from 2007–2011, and he has also held managing director roles in U.K. Retail with both New Star Asset Management (2005–2007) and M&G Investments (2000–2004). He was previously at Henderson from 1994–1997 as London Regional Sales Director.

Pursuant to good corporate governance, the Chairman confirms that following their formal performance evaluation, the performance of each Director continues to be effective and they continue to demonstrate commitment to their roles as Directors, including their commitment of time for board and committee meetings and any other duties. The Board supports the reappointment of each of the Directors.

In accordance with the UK Corporate Governance Code, the Board has reviewed the independence of its Non-Executive Directors and has determined that they remain independent in character and judgement.

Henderson Group plc Notice of Annual General Meeting 2017

10

Explanatory notes
continued

Resolution 14: Reappointment of the Auditors
Pursuant to the Companies (Jersey) Law 1991, shareholders are required to approve the reappointment of the Company's Auditors each year and the appointment runs until the conclusion of the next AGM (unless they are removed by resolution of the Company in general meeting).

As part of the proposed merger with Janus Capital Group Inc. the Board has undertaken a tender process involving Deloitte (auditors of Janus Capital Group Inc.) and PricewaterhouseCoopers. Following this process, the Board has resolved to propose the appointment of PwC as auditors whether the merger is or is not approved by shareholders, as set out on page 65 of the Annual Report and Accounts.

Resolution 15: Remuneration of the Auditors
This Resolution gives authority to the Directors to agree the Auditors' remuneration. A summary of the Auditors' remuneration during 2016 is included in note 4.2 on page 113 of the Annual Report and Accounts.

Resolution 16: Authority to purchase own shares
The Directors consider that it is advantageous for the Company to renew the authority to buy back its own shares in certain circumstances. Subject to completion of the merger with Janus ("Completion"), the Company will no longer be listed on the London Stock Exchange and the Directors have proposed to seek this authority, which will take effect from Completion, in a form consistent with Jersey companies law and best practice for companies listed on the NYSE or ASX, as opposed to companies listed on the London Stock Exchange.

Resolution 16, which will be proposed as a special resolution, seeks shareholders' approval of the purchase by the Company of a maximum number of shares which, taken together with any ordinary shares purchased by the Company pursuant to Resolution 17 and the number of underlying shares represented by CDIs that are purchased pursuant to Resolution 18, is equal to 10% of the issued share capital of the Company at completion of the Merger.

The authority sought by this resolution will expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier.

The Directors will continuously review a possible buy-back of shares and CDIs, taking into account the Company's financial position, share/CDI price and other investment opportunities. The Directors would use this authority only if they believe at the time that such purchase would be in the best interests of shareholders generally.

Any purchases of ordinary shares would be by means of market purchases.

The resolution sets the maximum and minimum prices for any such purchases. Ordinary shares purchased under this authority may be held as treasury shares. The Companies (Jersey) Law 1991 allows the Company to purchase and hold treasury shares in its issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold or used to meet the Company's obligations under its employee share schemes.

Any ordinary shares purchased, but not held as treasury shares, would be cancelled.

The Company has not bought back any ordinary shares since the 2016 AGM.

Resolution 17: Contingent Purchase Contract
The Directors consider that it is advantageous for the Company to renew the authority to 'buy back' interests in its own CHESS Depositary Interests (CDIs) in certain circumstances. Again, the Directors have proposed to seek this authority, which will take effect from Completion, in a form consistent with Jersey companies law and best practice for companies listed on the NYSE or ASX.

The Company proposes, in line with its previous practice, that such buy backs be implemented by entering into a Contingent Purchase Contract (CP Contract) with Merrill Lynch International and Merrill Lynch Equities (Australia) Limited (together "Merrill Lynch") as identified in the CP Contract. It is proposed that Merrill Lynch will buy the CDIs in Australia and then convert the CDIs into ordinary shares (Converted Shares). The Company would then have an obligation to buy any Converted Shares from Merrill Lynch up to a maximum amount as explained below.

Article 57 of the Companies (Jersey) Law 1991 provides that any such purchase of shares must be approved by shareholders by special resolution and they must also approve the CP Contract. The Company seeks authority by way of a special resolution to enter into the CP Contract to buy back up to a maximum number of Converted Shares as explained below.

The maximum number of Converted Shares which could be bought back by the Company, together with the number of ordinary shares bought back by the Company under Resolution 16 and the number of underlying shares represented by CDIs that are purchased pursuant to Resolution 18, is equal to 10% of the issued share capital of the Company at completion of the Merger.

Under the terms of the CP Contract, the minimum price (exclusive of expenses) which can be paid by Merrill Lynch for a CDI is the Australian dollar equivalent of the nominal value of an ordinary share, and the maximum price which can be paid by Merrill Lynch for a CDI is an amount (exclusive of expenses) which is equal to 105% of the average of closing prices for CDIs over the previous five days on which sales of CDIs were recorded on the ASX. The price to be paid by the Company for a Converted Share is the price paid by Merrill Lynch for the relevant CDI plus any stamp duty, stamp duty reserve tax, or other applicable transfer tax relating to the CDIs purchased by Merrill Lynch.

The authority sought by this resolution will expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier.

The Directors will continuously review a possible buy-back of shares and CDIs, taking into account the Company's financial position, share/CDI price and other investment opportunities. The Directors would use this authority only if they believe at the time that such purchase would be in the best interests of shareholders generally.

Converted Shares purchased under this authority may be held as treasury shares. The Companies (Jersey) Law 1991 allows the Company to purchase and hold treasury shares in its issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold or used to meet the Company's obligations under its employee share schemes.

Henderson Group plc Notice of Annual General Meeting 2017

11

VOTING INFORMATION
NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES

A draft of the CP Contract referred to in this Resolution is available for inspection by members of the Company at the Company's registered office and also at 201 Bishopsgate, London EC2M 3AE from and including 8 February 2017 up to and including 26 April 2017 and will be available from 8.30am (London time) prior to and during the AGM itself.

Resolution 18: Authority to Purchase own CDIs

In certain circumstances, it may be advantageous for the Company to have authority to purchase CDIs directly pursuant to Article 57 of the Companies (Jersey) Law 1991 rather than using the CP Contract provided in Resolution 17. Again, the Directors have proposed to seek this authority, which will take effect from Completion, in a form consistent with Jersey companies law and best practice for companies listed on the NYSE or ASX.

Resolution 18, which will be proposed as a special resolution, seeks shareholders' approval of the purchase by the Company of a maximum number of CDIs the underlying ordinary shares represented by which, taken together with any ordinary shares purchased by the Company pursuant to Resolution 16 and 17, is equal to 10% of the issued share capital of the Company at completion of the Merger.

The authority sought by this resolution will expire at the close of the AGM of the Company held in 2018 or 26 October 2018, whichever is earlier.

The Directors will continuously review a possible buy-back of shares and CDIs, taking into account the Company's financial position, share/CDI price and other investment opportunities. The Directors would use this authority only if they believe at the time that such purchase would be in the best interests of shareholders generally.

Any purchases of CDIs would be by means of market purchases.

Any CDIs purchased in Australia will then be converted into ordinary shares (Converted Shares).

The resolution sets the maximum and minimum prices for any such purchases. Shares represented by CDIs purchased under this authority may be held as treasury shares. The Companies (Jersey) Law 1991 allows the Company to purchase and hold treasury shares in its issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold or used to meet the Company's obligations under its employee share schemes.

Any Converted Shares purchased, but not held as treasury shares, would be cancelled.

Henderson Group plc Notice of Annual General Meeting 2017

12

Meeting locations

United Kingdom

Henderson Group plc
201 Bishopsgate,
London, EC2M 3AE


HENDERSON GROUP PLC
FOLGATE STREET
PRIMROSE STREET
SPITAL SQUARE
SPITALFIELDS MARKET
APPOLD STREET
BRUSHFIELD STREET
LIVERPOOL STREET STATION
BISHOPSGATE
MIDDLESEX STREET
NEW STREET
LIVERPOOL STREET

Australia

Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney
NSW 2000


WHARF THEATRE
THE ROCKS
ARGYLE STREET
OBSERVATORY
CUMBERLAND STREET
GEORGE STREET
CIRCULAR QUAY
GLOUCESTER STREET
HICKSON ROAD
ALFRED STREET
YORK STREET
SHANGRI-LA HOTEL
GROSVENOR STREET
BRIDGE STREET

For shareholder queries please contact the Henderson Group Share Registry

Australia

GPO Box 4578
Melbourne, Victoria 3001

T: 1300 137 981
+61 (0) 3 9415 4081
F: +61 (0) 3 9473 2500

henderson@computershare.com.au

United Kingdom

Queensway House
Hilgrove Street, St Helier
Jersey JE1 1ES

T: +44 (0) 1534 281842
F: +44 (0) 370 873 5851

info@computershare.co.je

New Zealand

Private Bag 92119
Auckland 1142

T: 0800 888 017
F: +64 (0) 9 488 8787

henderson@computershare.com.au

Registered office: 47 Esplanade,
St Helier Jersey, JE1 0BD

www.henderson.com

Henderson Group plc Notice of Annual General Meeting 2017

Attendance Card Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation. Additional Holders: ADDITIONAL HOLDER 1 ADDITIONAL HOLDER 2 ADDITIONAL HOLDER 3 ADDITIONAL HOLDER 4 The Chairman of Henderson Group plc (the 'Company') invites you to attend the Annual General Meeting of the Company to be held at Henderson Group plc, 201 Bishopsgate, London EC2M 3AE at 8.45 am (London time) and to be simultaneously broadcast to the Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000 on 26 April 2017 at 5.45 pm (Sydney time), or as soon as the extraordinary general meeting is concluded or adjourned. MR A SAMPLE < DESIGNATION> SAMPLE STREET SAMPLE TOWN SAMPLE CITY SAMPLE COUNTY AA11 1AA Shareholder Reference Number C0000000000 Please detach this portion before posting this proxy form. Form of Proxy - Annual General Meeting to be held on 26 April 2017 Cast your Proxy online...It's fast, easy and secure! www.investorcentre.co.uk/eproxy You will be asked to enter the Control Number, Shareholder Reference Number (SRN) and PIN shown opposite and agree to certain terms and conditions. Control Number: 914122 SRN: PIN: C0000000000 1245 View the Notice of Annual General Meeting and Annual Report online: www.henderson.com/AGM2017 Register at www.investorcentre.co.uk/je - elect for electronic communications & manage your shareholding online! To be effective, all proxy appointments must be lodged with the Company’s Registrars at: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 24 April 2017 at 8.45 am. Explanatory Notes: 1. Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and if so how, he votes). At the meeting, the Chairman may vote as he chooses on any resolution for which a voting direction has not been given and on any further or amended resolution. His current intention is to vote in favour of each of the proposed resolutions. The Chairman's intention necessarily expresses his intention at the date the 2017 AGM notice was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman's intention may change subsequently. You may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar’s helpline on 01534 281842 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution. 5. Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at 6.00pm on the day which is two business days before the day of the meeting or, if this meeting is adjourned, in the register of members at 6.00 pm on the day which is two business days before the day of any adjourned meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) no later than 8.45am on 24 April 2017. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Shareholder Information Line on 01534 281842 to request a change of address form or go to www.henderson.com/group to use the online Investor Centre service. Any alterations made to this form should be initialled. If someone other than you signs this form, the letter of authority, power of attorney or certified copy of the power of attorney authorising such person to sign on your behalf must accompany this form. The completion and return of this form will not preclude a member from attending the meeting and voting in person. 2. 6. 7. 3. 8. 9. 4. Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services (Jersey) Limited accept no liability for any instruction that does not comply with these conditions. MR A SAMPLE < Designation> Additional Holder 1 Additional Holder 2 Additional Holder 3 Additional Holder 4 *00000101020070* SG150 138390_127998_MAIL/000001/000001/SG150 000001

Maps

Henderson Group plc's London office is located at 201 Bishopsgate, EC2M 3AE which is a 5 minute walk from Liverpool Street Station.


Folgate Street
Primrose Street
Spital Square
Henderson Group plc
201 Bishopsgate
London EC2M 3AE
United Kingdom
Spitalfields Market
Brushfield Street
Appold Street
Liverpool Street Station
Bishopsgate
Middlesex Street
New Street
Liverpool Street
CANCELLED

Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000.


Wharf Theatre
The Rocks
Argyle Street
Observatory
Circular Quay
Shangri-La Hotel
176 Cumberland Street
The Rocks,
Sydney NSW 2000

Form of Proxy

Please complete this box only if you wish to appoint a third party proxy other than the Chairman.
Please leave this box blank if you want to select the Chairman. Do not insert your own name(s).

C0000000000

I/We hereby appoint the Chairman of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of Henderson Group plc to be held at **Henderson Group plc, 201 Bishopsgate, London EC2M 3AE at 8.45 am (London time)** and to be simultaneously broadcast to the **Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000 on 26 April 2017 at 5.45 pm (Sydney time)**, or as soon as the extraordinary general meeting is concluded or adjourned, and at any adjourned meeting.

*** For the appointment of more than one proxy, please refer to Explanatory Note 3 (see front).**

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. ☒

	For	Against	Vote Withheld
1. To receive the Directors' Report and Accounts.	☐	☐	☐
2. To approve the Report on Directors' Remuneration.	☐	☐	☐
3. To declare a final dividend of 7.30 pence per share.	☐	☐	☐
4. To reappoint Ms S F Arkle as a Director.	☐	☐	☐
5. To reappoint Ms K Desai as a Director.	☐	☐	☐
6. To reappoint Mr K C Dolan as a Director.	☐	☐	☐
7. To reappoint Mr A J Formica as a Director.	☐	☐	☐
8. To reappoint Mr R D Gillingwater as a Director.	☐	☐	☐
9. To reappoint Mr T F How as a Director.	☐	☐	☐
10. To reappoint Mr R C H Jeens as a Director.	☐	☐	☐
11. To reappoint Ms A C Seymour-Jackson as a Director.	☐	☐	☐
12. To reappoint Mr R M J Thompson as a Director.	☐	☐	☐
13. To reappoint Mr P C Wagstaff as a Director.	☐	☐	☐
14. To reappoint PricewaterhouseCoopers LLP as Auditors.	☐	☐	☐
15. To authorise the Directors to agree the Auditors' remuneration.	☐	☐	☐
16. To authorise the Company to purchase its own shares to a limited extent.	☐	☐	☐
17. To authorise the Company to enter into a Contingent Purchase Contract.	☐	☐	☐
18. To authorise the Company to purchase its own CDIs to a limited extent.	☐	☐	☐

CANCELLED

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature

Date

DD / MM / YY

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

H 1 0 4 2 15 HGLJ

Henderson
GROUP PLC

Lodge your vote:

Online:
www.henderson.com/AGM2017

By mail in the reply-paid envelope provided or by posting it to:

Australia:	GPO Box 4578, Melbourne VIC 3001
New Zealand:	Private Bag 92119, Auckland 1142

Alternatively you can fax your form to:
Australia: 03 9473 2555
New Zealand: 09 488 8787

For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 137 981
(within New Zealand) 0800 888 017

HGG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Voting Instruction Form

Submit your Voting Instruction online

- Go to www.henderson.com/AGM2017 **or** scan the QR Code with your mobile device.
- Follow the instructions on the secure website to vote.

Your access information that you will need to vote:

Control Number: 999999

SRN/HIN: I9999999999 **PIN:** 99999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

View the Notice of Annual General Meeting and Annual Report online: www.henderson.com/AGM2017

CANCELLED

To be effective your voting instruction must be received no later than 5.45pm (Sydney time), Monday, 24 April 2017.

How to Vote on Items of Business

1. Holders of CHESS Depositary Interests (CDIs) who do not wish to attend the meeting may instruct CDN (the registered owner of the shares represented by their CDIs) to vote on their behalf on the resolutions set out in the Notice of Annual General Meeting. To instruct CDN to vote on your behalf and to direct CDN how to vote on each resolution:
   - Mark the box in section A with an 'X';
   - Indicate your voting directions by completing section C;
   - Sign the Form in section D (refer to note 5); and
   - **Do not** complete section B.

2. CDI holders do not have an automatic right to attend, speak and vote at the meeting. If you wish to attend, speak and vote at the meeting you must instruct CDN (the registered owner of the shares represented by your CDIs) to nominate you as its proxy. To instruct CDN to appoint you as its proxy (you are entitled to instruct CDN to appoint one person as proxy to attend, speak and vote on a poll at the meeting):
   - **Do not** complete section A;
   - Mark the box in section B with an 'X' and enter your own name in the space provided;
   - Indicate your voting directions by completing section C; and
   - Sign the Form in section D (refer to note 5).

   At the meeting, as a proxy, you may vote as you choose on any resolution for which a voting direction has not been given and on any further or amended resolution.

3. If you do not wish to attend, speak and vote at the meeting you may instruct CDN (the registered owner of the shares represented by your CDIs) to nominate the Chairman of the meeting or someone else as its proxy. To instruct CDN to appoint a proxy other than yourself and to direct the proxy how to vote on each resolution:
   - **Do not** complete section A;
   - Mark the first box in section B with an 'X' and enter the name of the person you would like to represent you at the meeting in the space provided. If you would like the Chairman of the meeting to represent you at the meeting, leave the space blank;
   - **Indicate** your voting directions by completing section C; and
   - **Sign the Form** in section D (refer to note 5).

   At the meeting, the proxy may vote as he or she chooses on any resolution for which **a voting direction** has not been given and on any further or amended resolution (**if you have** chosen the Chairman of the meeting to represent you at the meeting, **his current** intention is to vote in favour of each of the proposed resolutions). **The Chairman's** intention necessarily expresses his intention at the date the 2017 AGM notice was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman's intention may change subsequently.

4. The 'vote withheld' option overleaf is provided to enable you to give a direction to abstain on any particular resolution. However, it is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.

5. Each CDI Holder should sign this Voting Instruction Form. If your CDIs are held in joint names all CDI Holders should sign in the boxes in section D. If the Voting Instruction Form is signed under a power of attorney or other authority on behalf of a CDI holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Computershare Investor Services Pty Limited so as to arrive by the date specified on the form unless it has previously been lodged with Computershare Investor Services Pty Limited or Henderson Group.

   Only duly authorised officers can sign on behalf of a company (refer to the instructions in the Notice of Annual General Meeting). Please sign in the boxes corresponding to the office held by the signatory, i.e. sole Director and sole Company Secretary, Director and Director, or Director and Company Secretary.

6. Where CDIs are held jointly, and more than one of the joint CDI holders gives an instruction, only the instruction of the senior CDI holder who tenders an instruction will be valid. Seniority is determined by the order in which the names appear on the register of CDI holders.

GO ONLINE TO VOTE, or turn over to complete the form ➔

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 999999999 IND

Voting Instruction Form

Please mark ☒ to indicate your directions

I/We, being a CDI holder of the company, hereby instruct CHESS Depositary Nominees Pty Limited (CDN) as follows (please mark the boxes below in accordance with the instructions on the front of this form).

XX

Option A

☐ I/We appoint CHESS Depositary Nominees Pty Limited (CDN) to vote on my/our behalf with respect to the Resolutions below in the manner instructed in section C below.

or

Option B

CHESS Depositary Nominees Pty Limited (CDN) appoints the Chairman of the meeting as its proxy ☐ or the following person:

Write the name of the person if this is someone other than the Chairman of the meeting. **If you wish to attend, speak and vote at the meeting, write your own name.**

to attend, speak and vote on my/our behalf at the Annual General Meeting of Henderson Group plc to be held on 26 April 2017 at 201 Bishopsgate, London, EC2M 3AE, UK at 8.45am (London time) and to be simultaneously broadcast to the the Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000, Australia at 5.45pm (Sydney time) or as soon as the EGM is concluded or adjourned and at any adjournment of the meeting. CDN instructs its proxy to vote on the resolutions proposed at the meeting in accordance with the following directions. Where no direction is given, the proxy may vote as they see fit or abstain in relation to the proposed resolutions. **Where no direction is given and the Chairman votes as proxy, you acknowledge that his current intention is that he will vote in favour of the proposed resolutions.** The Chairman's intention necessarily expresses his intention at the date the 2017 AGM notice was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman's intention may change subsequently. In addition, the proxy can vote as they see fit, or abstain, on any other business of the meeting including amendments to resolutions, and at any adjournment of the meeting. If you complete neither of the options above, and the Voting Instruction Form has been validly signed,then you will be deemed to have marked Option B and instructed CDN to appoint the Chairman of the meeting as the Nominated Proxy.

CANCELLED

C Voting directions - please mark 'X' to indicate your directions

	RESOLUTIONS	FOR	AGAINST	VOTE WITHHELD
1	To receive the Directors' Report and Accounts.	☐	☐	☐
2	To approve the Report on Directors' Remuneration.	☐	☐	☐
3	To declare a final dividend of 7.30 pence per share.	☐	☐	☐
4	To reppoint Ms S F Arkle as a Director.	☐	☐	☐
5	To reappoint Ms K Desai as a Director.	☐	☐	☐
6	To reappoint Mr K C Dolan as a Director.	☐	☐	☐
7	To reppoint Mr A J Formica as a Director.	☐	☐	☐
8	To reppoint Mr R D Gillingwater as a Director.	☐	☐	☐
9	To reappoint Mr T F How as a Director.	☐	☐	☐
10	To reappoint Mr R C H Jeens as a Director.	☐	☐	☐
11	To reappoint Ms A C Seymour-Jackson as a Director.	☐	☐	☐
12	To reappoint Mr R M J Thompson as a Director.	☐	☐	☐
13	To reppoint Mr P C Wagstaff as a Director.	☐	☐	☐
14	To reppoint PricewaterhouseCoopers LLP as Auditors.	☐	☐	☐
15	To authorise the Directors to agree the Auditors' remuneration.	☐	☐	☐
16	To authorise the Company to purchase its own shares to a limited extent.	☐	☐	☐
17	To authorise the Company to enter into a Contingent Purchase Contract.	☐	☐	☐
18	To authorise the Company to purchase its own CDIs to a limited extent.	☐	☐	☐

D Signatures - please sign in the boxes below

This section must be completed.

Individual or first CDI holder	CDI holder 2	CDI holder 3
Sole Director and sole Company Secretary	Director	Director/Company Secretary

CHESS Depositary Nominees Pty Limited



Ms Jacqui Irvine, Company Secretary, Henderson Group plc (Agent for CHESS Depositary Nominees Limited)

HGG 999999A

223810_01XXSD